Zarlink Delivers Revenue at High End of Guidance and Gross Margin Improvements in Third Quarter

•	Company delivers sixth consecutive quarter of profitability, with third quarter revenue of $56.9 million and gross margin improvement to 52%
•	Cash position doubles year-on-year to $124.2 million

OTTAWA, CANADA, January 27, 2011 – Zarlink Semiconductor (TSX: ZL) today issued third quarter Fiscal 2011 results for the three-month period ended December 24, 2010.  All figures are in U.S. dollars unless otherwise noted.

Third Quarter Highlights
•	Q3 Fiscal 2011 revenue of $56.9 million, at high end of $54 million to $58 million guidance range;
•	Revenue for Zarlink’s communications products of $45.4 million, up $11.6 million or 34% from the same period last year;
•	Gross margin increased to 52%, due to product mix and improving yield on new line circuit products;
•	Cash increased by $14.6 million driven by operations and the sale of real estate in Sweden to reach $124.2 million;
•
Net income of $34.6 million or basic earnings per share of $0.28 and $0.23 per diluted share are driven primarily by a reduction in the valuation allowance of $17.5 million related to deferred tax assets in Canada and a gain of $14.1 million related to the previously announced sale of real estate in Sweden;

•
Excluding the reduction in the valuation allowance, the gain on real estate sale, a one-time provision for sales tax liability, and the effects of foreign exchange, third quarter earnings are at the midpoint of Company guidance of $0.03 to $0.05 per share.

“I am pleased with our progress, with very strong year-on-year revenue growth from our communications products and a growing cash position that’s allowing us to pursue opportunities to augment our fast-growing timing business,” said Kirk Mandy, President and CEO, Zarlink Semiconductor.  “Strong customer design activity for our new timing, line circuit and medical products is supporting our long-term growth objectives and offsetting the expected declines in our legacy business. In the coming quarters, we anticipate that our design wins, market share gains and new growth opportunities will translate into clear top-line improvements.”

Third Quarter Fiscal 2011 Financial Results
Third quarter revenue was $56.9 million, compared with Q2 Fiscal 2011 revenue of $59.9 million, and Q3 Fiscal 2010 revenue of $50.0 million.

Gross margin in Q3 Fiscal 2011 improved to 52% of revenue due to product mix and improving yield for new line circuit products, compared with Q2 Fiscal 2011 gross margin of 51% of revenue. Gross margin in Q3 Fiscal 2010 was 52% of revenue, which included $0.6 million in supply chain harmonization costs.

R&D expenses in Q3 Fiscal 2011 were $9.9 million, or 17% of revenue, compared with Q2 Fiscal 2011 R&D expenses of $10.7 million, or 18% of revenue. S&A expenses in Q3 Fiscal 2011 were $12.4 million, or 22% of revenue, compared with Q2 Fiscal 2011 S&A expenses of $9.6 million, or 16% of revenue. The increase in S&A costs was due primarily to a historical one-time provision of $1.6 million related to a sales tax liability.

Operating income in Q3 Fiscal 2011 was $19.3 million, which includes a gain of $14.1 million related to the previously announced sale of the Jarfalla, Sweden campus,   compared with operating income of $8.7 million in Q2 Fiscal 2011 and $4.5 million in Q3 Fiscal 2010.

Net income in Q3 Fiscal 2011 was $34.6 million or $0.28 per basic share and $0.23 per diluted share. Net income in the quarter includes:
•
A reduction in valuation allowance of $17.5 million related to deferred tax assets in Canada. This deferred tax asset represents the benefit of tax loss carry forwards and other tax credits in Canada, and results in a non-cash income tax recovery in the Consolidated Statement of Income (Loss) of $17.3 million for the three months ended December 24, 2010;

•	A gain of $14.1 million related to the sale of the Jarfalla, Sweden campus;
•	A foreign exchange loss of $0.9 million.

In Q2 Fiscal 2011, Zarlink recorded net income of $7.2 million or $0.06 per basic share and $0.05 per diluted share. Net income in Q2 Fiscal 2011 included a foreign exchange loss of $0.1 million. In Q3 Fiscal 2010, Zarlink recorded net income of $0.6 million, or breakeven per share, which included a non-cash foreign exchange loss of $2.7 million.

As a supplement to Zarlink's consolidated financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), the Company provides additional non-GAAP measures for operating income, net income (loss), and basic and diluted net earnings (loss) per share all from continuing operations. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press release.

Non-GAAP operating income for Q3 Fiscal 2011 was $8.9 million, compared with Q2 Fiscal 2011 non-GAAP operating income of $10.5 million and Q3 Fiscal 2010 non-GAAP operating income of $7.2 million. Non-GAAP net income in Q3 Fiscal 2011 was $7.4 million, or $0.06 per basic share and $0.05 per diluted share. For Q2 Fiscal 2011, non-GAAP net income was $9.4 million, or $0.07 per basic share and $0.06 per diluted share. For Q3 Fiscal 2010, non-GAAP net income was $6.1 million, or $0.05 per basic share and $0.04 per diluted share.

Cash and cash equivalents increased to $124.2 million at the end of Q3 Fiscal 2011, from $109.7 million at the end of Q2 Fiscal 2011. Cash flow in the quarter included proceeds on the sale of real estate in Sweden of $13.5 million, partially offset by an investment in Multigig of $5 million, and the repurchase of common shares of $1.7 million.

On January 26th, 2011 Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on March 30th, 2011 to preferred shareholders of record as of March 4th, 2011. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

Third Quarter Fiscal 2011 Business Summary
Third quarter revenue from Zarlink’s Communication Products Group was $45.4 million, compared with revenue of $46.8 million in Q2 Fiscal 2011 and $33.8 million in Q3 Fiscal 2010.

The Company continues to see strong customer design activity for its packet timing products, as global equipment manufacturers employ Zarlink’s IEEE 1588 Timing over Packet (ToP) and Synchronous Ethernet products in new wireless network equipment required to support higher bandwidth mobile Internet applications. The Company is also seeing strong design activity for its new ClockCenter timing products targeting optical transport network (OTN) applications.

Q3 Fiscal 2011 revenue for the Company’s Medical Products Group was $7.2 million, compared with revenue of $7.0 million in Q2 Fiscal 2011 and $7.9 million in Q3 Fiscal 2010. Customers are designing Zarlink’s wireless radio products into pacemakers and implantable cardiac defibrillators, and a widening range of new devices such as cardiac monitors and neuromodulators.

Custom and Other revenue in Q3 Fiscal 2011 was $4.3 million, compared with $6.1 million in Q2 Fiscal 2011 and $8.2 million in Q3 Fiscal 2010.  The Company expects the decline in Custom and Other revenue to continue in the fourth quarter of Fiscal 2011, and beyond.

Fourth Quarter Fiscal 2011 Guidance
Mr. Mandy added: “As anticipated, in the third quarter the semiconductor industry experienced some slowdown as customers managed inventory. In line with many of our peers in the semiconductor industry, we expect this inventory management across the supply chain to continue in the fourth quarter. This short-term inventory rebalancing on the part of some customers should not impact our long-term growth strategy, as we continue to see strong design activity for our new communications and medical wireless products. As customer order patterns and product lead times stabilize, opening backlog is beginning to return to traditional levels and we anticipate our turns business for orders shipped and received in the quarter will increase.”

The opening backlog at the start of the Fiscal 2011 fourth quarter was approximately $45 million, compared with a $54 million opening backlog at the start of the third quarter. Based on this backlog and anticipated turns business, for Q4 Fiscal 2011 Zarlink is forecasting:

•	Revenue between $51 million and $55 million;
•	Gross margins between 50% and 52%;
•	Operating expenses between $20 million and $21 million, excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange, Zarlink expects Q4 earnings of $0.01 to $0.03 per share.

Analyst Conference Call
An open conference call for analysts will be held on January 27th, 2011 beginning at 5:30 p.m. EDT. Access the call by dialing 1-877-974-0445 or 416-644-3415. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, Access Code 4400518# or 416-640-1917, access Code 4400518#. The replay is available until midnight February 10, 2011. A live audio webcast will be available through http://events.onlinebroadcasting.com/zarlink/072308q/index.php (Marketwire) and through the company's web site at http://www.zarlink.com/

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market and economic conditions, which may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; customer inventory management in some end-markets; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three months ended			Nine months ended
	Dec. 24,	Sept. 24,	Dec. 25,	Dec. 24,	Dec. 25,
	2010	2010	2009	2010	2009
Revenue	$56,904	$59,892	$49,962	$175,460	$149,383
Cost of revenue	27,598	29,491	23,802	85,904	73,520
Gross margin	29,306	30,401	26,160	89,556	75,863

Expenses:
Research and development	9,877	10,682	9,549	31,124	27,145
Selling and administrative	12,439	9,575	10,473	32,147	29,575
Amortization of intangible assets	1,736	1,735	1,736	5,207	5,207
Loss on pension settlement	-	-	-	1,880	-
Contract impairment (recovery)	-	-	(94)	-	715
Recovery of current asset	-	(282)	-	(282)	(768)
Gain on sale of fixed assets	(14,083)	-	-	(14,083)	-
	9,969	21,710	21,664	55,993	61,874
Operating income	19,337	8,691	4,496	33,563	13,989

Loss on repurchase of convertible debentures	-	-	-	-	(316)
Interest income	161	72	69	263	157
Interest expense	(1,038)	(1,020)	(985)	(3,082)	(2,861)
Amortization of debt issue costs	(160)	(161)	(161)	(481)	(481)
Foreign exchange loss	(948)	(68)	(2,719)	(535)	(9,598)
Income from continuing operations before income taxes	17,352	7,514	700	29,728	890
Income tax recovery (expense)	17,297	(295)	(66)	16,528	(130)
Income from continuing operations	$34,649	$7,219	$634	$46,256	$760
Discontinued operations, net of tax	-	-	(3)	5,868	75
Net income	$34,649	$7,219	$631	$52,124	$835

Net income (loss) attributable to common shareholders	$34,175	$6,758	$112	$50,345	$(758)

Net income (loss) per common share from continuing operations:
Basic	$0.28	$0.06	$0.00	$0.37	$(0.01)
Diluted	$0.23	$0.05	$0.00	$0.31	$(0.01)

Income (loss) per common share from discontinued operations:
Basic	$-	$-	$(0.00)	$0.05	$0.00
Diluted	$-	$-	$(0.00)	$0.04	$0.00

Net income (loss) per common share:
Basic	$0.28	$0.06	$0.00	$0.42	$(0.01)
Diluted	$0.23	$0.05	$0.00	$0.35	$(0.01)

Weighted average number of common shares outstanding (thousands):
Basic	120,757	121,132	122,293	120,937	122,381
Diluted	152,552	153,642	123,652	152,879	122,381

Percentage of revenue:
Gross margin	52%	51%	52%	51%	51%
Research and development	17%	18%	19%	18%	18%
Selling and administrative	22%	16%	21%	18%	20%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three months ended			Nine months ended
	Dec. 24,	Sept. 24,	Dec. 25,	Dec. 24,	Dec. 25,
	2010	2010	2009	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$34,649	$7,219	$631	$52,124	$835
Depreciation of fixed assets	702	751	939	2,251	2,864
Amortization of other assets	1,897	1,896	1,964	5,689	5,912
Stock compensation expense	291	380	475	1,011	1,163
Other non-cash changes in operating activities	(13,304)	(921)	2,802	(17,661)	9,857
Deferred income taxes	(17,371)	295	162	(15,147)	245
Payment on settlement of pension	-	(14,586)	-	(14,586)	-
Decrease (increase) in working capital:
Trade accounts and other receivables	821	3,270	(6,615)	11,289	(5,536)
Inventories	951	(1,518)	3,809	(1,543)	1,286
Prepaid expenses and other	411	(335)	951	208	634
Payables and other accrued liabilities	661	(434)	1,671	(3,796)	(208)
Deferred revenue	(119)	(77)	1,770	(425)	3,685
Total	9,589	(4,060)	8,559	19,414	20,737

Investing activities:
Purchase of long-term investments	(5,001)	-	-	(5,001)	-
Expenditures for fixed assets	(1,694)	(643)	(998)	(3,211)	(1,984)
Proceeds from disposal of fixed assets - net	13,507	736	-	14,243	-
Proceeds from sale of business - net	-	-	-	13,509	-
Decrease in restricted cash on settlement of pension	-	14,723	-	14,723	-
Total	6,812	14,816	(998)	34,263	(1,984)

Financing activities:
Repurchase of long-term debt	-	-	-	-	(13)
Payment of dividends on preferred shares	(932)	(460)	(474)	(1,868)	(1,417)
Repurchase of preferred shares	-	(6)	(144)	(802)	(849)
Repurchase of common shares	(1,672)	(715)	(642)	(2,387)	(642)
Exercise of stock options	171	405	-	649	-
Total	(2,433)	(776)	(1,260)	(4,408)	(2,921)
Effect of currency translation on cash	604	781	(102)	588	1,067

Increase in cash and cash equivalents	14,572	10,761	6,199	49,857	16,899

Cash and cash equivalents, beginning of period	109,654	98,893	55,706	74,369	45,006

Cash and cash equivalents, end of period	$124,226	$109,654	$61,905	$124,226	$61,905

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Dec. 24,	Sept. 24,	March 26,
	2010	2010	2010
ASSETS

Current assets:
Cash and cash equivalents	$124,226	$109,654	$74,369
Restricted cash and cash equivalents	-	-	15,720
Trade accounts receivable – net	17,936	17,328	27,038
Other accounts receivable – net	2,647	3,491	4,248
Inventories – net	24,793	25,744	26,225
Prepaid expenses and other	2,003	2,414	2,305
Current assets held for sale	-	-	750
Deferred income tax assets – current portion	873	5	2,000
	172,478	158,636	152,655

Fixed assets – net	8,058	8,875	10,992
Deferred income tax assets long-term portion – net	23,858	7,586	7,584
Long-term investments	5,001	-	-
Intangible assets – net	36,285	38,020	41,871
Other assets	2,872	1,282	1,603
	$248,552	$214,399	$214,705

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$13,837	$16,977	$15,178
Employee-related payables	10,279	8,603	13,452
Income and other taxes payable	1,343	1,210	1,006
Current portion of provisions for exit activities	213	270	379
Other accrued liabilities	7,169	7,025	7,123
Deferred revenue	4,068	4,187	4,493
Deferred income tax liabilities – current portion	30	261	29
	36,939	38,533	41,660

Long-term debt – convertible debentures	70,413	69,048	68,900
Long-term portion of provisions for exit activities	105	124	246
Pension liabilities	459	439	16,636
Long-term accrued income taxes	2,045	2,211	2,208
Other long-term liabilities	2,425	758	569
	112,386	111,113	130,219

Redeemable preferred shares, unlimited shares authorized; 966,600 shares issued and outstanding as at December 24, 2010	12,372	12,372	12,787

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,109,295 shares issued and 120,409,295 outstanding as at December 24, 2010	726,804	731,799	733,357
Treasury shares, at cost, 700,000 shares	(1,289)	(1,289)	(1,289)
Additional paid-in capital	44,939	41,223	39,838
Deficit	(613,378)	(647,553)	(664,110)
Accumulated other comprehensive loss	(33,282)	(33,266)	(36,097)
	123,794	90,914	71,699
	$248,552	$214,399	$214,705

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Dec. 24, 2010	Total	Sep 24, 2010	Total	Dec. 25, 2009	Total

Asia – Pacific	$37,672	67%	$36,946	62%	$24,147	48%
Europe	9,615	17	13,554	22	15,498	31
Americas	9,617	16	9,392	16	10,317	21
	$56,904	100%	$59,892	100%	$49,962	100%

	Nine Months		Nine Months
	Ended	% of	Ended	% of
	Dec. 24, 2010	Total	Dec. 25, 2009	Total

Asia – Pacific	$110,058	63%	$78,570	53%
Europe	36,884	21	41,026	27
Americas	28,518	16	29,787	20
	$175,460	100%	$149,383	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Dec. 24, 2010	Total	Sept. 24, 2010	Total	Dec. 25, 2009	Total

Communication Products	$45,426	80%	$46,821	78%	$33,818	68%
Medical Products	7,201	13	6,967	12	7,937	16
Custom & Other	4,277	7	6,104	10	8,207	16
	$56,904	100%	$59,892	100%	$49,962	100%

	Nine Months		Nine Months
	Ended	% of	Ended	% of
	Dec. 24, 2010	Total	Dec. 25, 2009	Total

Communication Products	$136,892	78%	$100,662	67%
Medical Products	20,748	12	24,720	17
Custom & Other	17,820	10	24,001	16
	$175,460	100%	$149,383	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company provides additional non-GAAP measures for operating income, net income (loss) from continuing operations, and basic and diluted net income (loss) per share from continuing operations.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the additional non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

During Fiscal 2011 the Company updated the calculation of three of its non-GAAP measures, net income (loss), basic and diluted net income (loss) per share, to include those items from continuing operations only, as a result of the sale of its Optical Products group.  This product group disposal is one time, and is accounted for as a discontinued operation thus it has been eliminated from the Company’s core operating results.  The Company has also updated the non-GAAP calculations to exclude a one time loss on pension settlement in Sweden, a one time gain on sale of Järfälla, Sweden campus, a historical sales tax provision adjustment, and the recognition of deferred tax asset, where a valuation allowance had previously been recognized.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)
	Three months ended			Nine months ended
	Dec. 24,	Sept. 24,	Dec. 25,	Dec. 24,	Dec. 25,
	2010	2010	2009	2010	2009

GAAP net income from continuing operations	$34,649	$7,219	$634	$46,256	$760
Amortization of intangible assets	1,736	1,735	1,736	5,207	5,207
Loss on pension settlement	-	-	-	1,880	-
Contract impairment (recovery)	-	-	(94)	-	715
Foreign exchange loss	948	68	2,719	535	9,598
Restructuring and supply chain harmonization	-	-	592	281	2,573
Recovery of current asset	-	(282)	-	(282)	(768)
Stock compensation expense	291	380	475	1,011	1,163
Gain on sale of fixed asset	(14,083)	-	-	(14,083)	-
Loss on repurchase of convertible debentures	-	-	-	-	316
Adjustment to historical sales tax provision	1,600	-	-	1,600	-
Expense (recovery) for income tax matters	(17,700)	307	-	(16,938)	-
Non-GAAP net income from continuing operations	$7,441	$9,427	$6,062	$25,467	$19,654

GAAP operating income	$19,337	$8,691	$4,496	$33,563	$13,989
Amortization of intangible assets	1,736	1,735	1,736	5,207	5,207
Loss on pension settlement	-	-	-	1,880	-
Contract impairment (recovery)	-	-	(94)	-	715
Restructuring and supply chain harmonization	-	-	592	281	2,573
Recovery of current asset	-	(282)	-	(282)	(768)
Stock compensation expense	291	380	475	1,011	1,163
Gain on sale of fixed asset	(14,083)	-	-	(14,083)	-
Adjustment to historical sales tax provision	1,600	-	-	1,600	-
Non-GAAP operating income	$8,881	$10,524	$7,205	$29,177	$22,879

GAAP net income (loss) from continuing operations per common share - basic	$0.28	$0.06	$0.00	$0.37	$(0.01)
Amortization of intangible assets	0.01	0.01	0.01	0.04	0.04
Loss on pension settlement	-	-	-	0.02	-
Contract impairment (recovery)	-	-	(0.00)	-	0.01
Foreign exchange loss	0.01	0.00	0.02	0.00	0.08
Restructuring and supply chain harmonization	-	-	0.00	0.00	0.02
Recovery of current asset	-	(0.00)	-	(0.00)	(0.01)
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Gain on sale of fixed asset	(0.12)	-	-	(0.12)	-
Loss on repurchase of convertible debentures	-	-	-	-	0.00
Adjustment to historical sales tax provision	0.01	-	-	0.01	-
Expense (recovery) for income tax matters	(0.15)	0.00	-	(0.14)	-
Non-GAAP net income from continuing operations per common share – basic*	$0.06	$0.07	$0.05	$0.20	$0.15

GAAP net income (loss) from continuing operations per common share - diluted	$0.23	$0.05	$0.00	$0.31	$(0.01)
Amortization of intangible assets	0.01	0.01	0.01	0.03	0.03
Loss on pension settlement	-	-	-	0.01	-
Contract impairment (recovery)	-	-	(0.00)	-	0.00
Foreign exchange loss	0.01	0.00	0.02	0.00	0.06
Restructuring and supply chain harmonization	-	-	0.00	0.00	0.02
Recovery of current asset	-	(0.00)	-	(0.00)	(0.01)
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Gain on sale of fixed asset	(0.09)	-	-	(0.09)	-
Loss on repurchase of convertible debentures	-	-	-	-	0.00
Adjustment to historical sales tax provision	0.01	-	-	0.01	-
Expense (recovery) for income tax matters	(0.12)	0.00	-	(0.11)	-
Effect of dilutive potential common shares	-	-	0.00	-	0.02
Non-GAAP net income from continuing operations per common share – diluted*	$0.05	$0.06	$0.04	$0.17	$0.13

Shares used to calculate non-GAAP net income from continuing operations per common share – basic	120,757	121,132	122,293	120,937	122,381
Shares used to calculate non-GAAP net income from continuing operations per common share – diluted	152,552	153,642	152,576	152,879	152,321
* Amounts may not add due to rounding.